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                          December 11, 2020

       Zachary King
       Chief Financial Officer
       USA Truck, Inc.
       3200 Industrial Park Road
       Van Buren, AR 72956

                                                        Re: USA Truck, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Form 8-K filed
October 29, 2020
                                                            File No. 001-35740

       Dear Mr. King:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed October 29, 2020

       Exhibit 99.1
       GAAP to Non-GAAP Reconciliations, page 8

   1. We note you present EBITDAR and Adjusted EBITDAR as non-GAAP measures used by management as key
measures of performance and liquidity. We also note these measures exclude equipment rent
expense, which appears to be a normal, recurring cash operating expense necessary to
operate your business. Please tell us how you considered question
                                                        100.01 of the Non-GAAP
Compliance and Disclosure Interpretations when presenting
                                                        these measures.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zachary King
USA Truck, Inc.
December 11, 2020
Page 2

      You may contact Brian McAllister at (202) 551-3341 or Myra
Moosariparambil at (202)
551-3796 with any questions.



FirstName LastNameZachary King                         Sincerely,
Comapany NameUSA Truck, Inc.
                                                       Division of Corporation
Finance
December 11, 2020 Page 2                               Office of Energy &
Transportation
FirstName LastName